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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Volcano Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928645100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 14 Pages

Exhibit Index:  Page 12

CUSIP No. 928645100		13G

1.	Names of Reporting Persons FFC Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,564,439

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,564,439

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,564,439

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) PN

2 of 14

CUSIP No. 928645100		13G

1.	Names of Reporting Persons FFC GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,564,439

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,564,439

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,564,439

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) OO

3 of 14

CUSIP No. 928645100		13G

1.	Names of Reporting Persons FFC Executive Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,527

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 22,527

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

4 of 14

CUSIP No. 928645100		13G

1.	Names of Reporting Persons FFC Executive GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,527

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 22,527

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

5 of 14

CUSIP No. 928645100		13G

1.	Names of Reporting Persons Carlos A. Ferrer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,454

	6.	Shared Voting Power 1,595,966 (1)

	7.	Sole Dispositive Power 10,454

	8.	Shared Dispositive Power 1,595,966 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,606,420 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 9,000 Shares held by the Carlos A. Ferrer 1994 Investment Trust, of which Mr. Ferrer’s spouse and brother serve as trustees.  Mr. Ferrer disclaims beneficial ownership of these Shares.

6 of 14

CUSIP No. 928645100		13G

1.	Names of Reporting Persons David Freeman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,683

	6.	Shared Voting Power 1,586,966

	7.	Sole Dispositive Power 4,683

	8.	Shared Dispositive Power 1,586,966

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,649

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) IN

7 of 14

Item 1.
	(a)	Name of Issuer Volcano Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 2870 Kilgore Road, Rancho Cordova, California 95670

Item 2.
(a)

Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

FFC Partners II, L.P.;

FFC GP II, LLC;

FFC Executive Partners II, L.P.;

FFC Executive GP II, LLC;

Carlos A. Ferrer; and

David Freeman.

FFC GP II, LLC is the general partner of FFC Partners II, L.P., and FFC Executive GP II, LLC is the general partner of FFC Executive Partners II, L.P.  The managing members of each of FFC GP II, LLC and FFC Executive GP II, LLC are Mr. Ferrer and Mr. Freeman.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the Reporting Persons is The Mill — 10 Glenville Street, Greenwich, CT 06831.
(c)

Citizenship

FFC Partners II, L.P. is a Delaware limited partnership;

FFC GP II, LLC is a Delaware limited liability company;

FFC Executive Partners II, L.P. is a Delaware limited partnership;

FFC Executive GP II, LLC is a Delaware limited liability company;

Carlos A. Ferrer is a United States citizen; and

David Freeman is a United States citizen.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Shares”)
	(e)	CUSIP Number 928645100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

8 of 14

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of the following Shares:

(i)  Each of FFC Partners II, L.P. and FFC GP II, LLC may be deemed to the beneficial owner of the 1,564,439 Shares held for the account of FFC Partners II, L.P.

(ii)  Each of FFC Executive Partners II, L.P. and FFC Executive GP II, LLC may be deemed to be the beneficial owner of the 22,527 Shares held for the account of FFC Executive Partners II, L.P.

(iii)  Mr. Ferrer may be deemed to be the beneficial owner of 1,606,420 Shares.  This number consists of 1,564,439 Shares held for the account of FFC Partners II, L.P., 22,527 Shares held for the account of FFC Executive Partners II, L.P., 10,454 Shares held by Mr. Ferrer as an individual and 9,000 Shares held for the account of the Carlos A. Ferrer 1994 Investment Trust, of which Mr. Ferrer’s spouse and brother serve as trustees.  Mr. Ferrer disclaims beneficial ownership of the Shares held for the account of the Carlos A. Ferrer 1994 Investment Trust.

(iv)  Mr. Freeman may be deemed to be the beneficial owner of 1,591,649 Shares.  This number consists of 1,564,439 Shares held for the account of FFC Partners II, L.P., 22,527 Shares held for the account of FFC Executive Partners II, L.P., and 4,683 shares held by Mr. Freeman as an individual.

(b)

Percent of class:

The following percentages are calculated on the basis of the Issuer having 46,810,238 Shares outstanding as of November 7, 2007 reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 13, 2007:

(i)  The number of Shares of which each of FFC Partners II, L.P. and FFC GP II, LLC may be deemed to the beneficial owner constitutes approximately 3.3% of the total number of outstanding Shares.

(ii)  The number of Shares of which each of FFC Executive Partners II, L.P. and FFC Executive GP II, LLC may be deemed to be the beneficial owner constitutes approximately 0.0% of the total number of outstanding Shares.

(iii)  The number of Shares of which Mr. Ferrer may be deemed to be the beneficial owner constitutes approximately 3.4% of the total number of outstanding Shares.

(iv)  The number of Shares of which Mr. Freeman may be deemed to be the beneficial owner constitutes approximately 3.4% of the total number of outstanding Shares.

	(c)	Number of shares as to which the person has: FFC Partners II, L.P. and FFC GP II, LLC
		(i)	Sole power to vote or to direct the vote 1,564,439
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,564,439
		(iv)	Shared power to dispose or to direct the disposition of 0

FFC Executive Partners II, L.P. and FFC Executive GP II, LLC

		(i)	Sole power to vote or to direct the vote 22,527

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 22,527

		(iv)	Shared power to dispose or to direct the disposition of 0

9 of 14

Mr. Ferrer
(i)	Sole power to vote or to direct the vote 10,454
(ii)	Shared power to vote or to direct the vote 1,595,966*
(iii)	Sole power to dispose or to direct the disposition of 10,454
(iv)	Shared power to dispose or to direct the disposition of 1,595,966*
* Includes 9,000 Shares as to which Mr. Ferrer disclaims beneficial ownership.

Mr. Freeman

(i)	Sole power to vote or to direct the vote 4,683

(ii)	Shared power to vote or to direct the vote 1,586,966

(iii)	Sole power to dispose or to direct the disposition of 4,683

(iv)	Shared power to dispose or to direct the disposition of 1,586,966

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification.
Not applicable.

10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

FFC PARTNERS II, L.P.

By:	FFC GP II, LLC, as its general partner

By:	Carlos A. Ferrer, as its Managing Member

By:	/s/ Tricia A. Summers
Name: Tricia A. Summers, as his Attorney-in-Fact

FFC GP II, LLC

By:	Carlos A. Ferrer, as its Managing Member

By:	/s/ Tricia A. Summers
Name: Tricia A. Summers, as his Attorney-in-Fact

FFC EXECUTIVE PARTNERS II, L.P.

By:	FFC EXECUTIVE GP II, LLC, as its general partner

By:	Carlos A. Ferrer, as its Managing Member

By:	/s/ Tricia A. Summers
Name: Tricia A. Summers, as his Attorney-in-Fact

FFC EXECUTIVE GP II, LLC

By:	Carlos A. Ferrer, as its Managing Member

By:	/s/ Tricia A. Summers
Name: Tricia A. Summers, as his Attorney-in-Fact

CARLOS A. FERRER

By:	/s/ Tricia A. Summers
Name: Tricia A. Summers, as his Attorney-in-Fact

DAVID FREEMAN

By:	/s/ Tricia A. Summers
Name: Tricia A. Summers, as his Attorney-in-Fact

11 of 14

EXHIBIT LIST

		Page No.
A.	Power of Attorney granted by Carlos A. Ferrer in favor of Thomas J. Flynn and Tricia A. Summers.	13

B.	Power of Attorney granted by David A. Freeman in favor of Thomas J. Flynn and Tricia A. Summers.	14

12 of 14

EXHIBIT A

POWER OF ATTORNEY

Know all by these presents that Carlos A. Ferrer does hereby make, constitute and appoint Thomas J. Flynn and Tricia A. Summers, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

By:	/s/ Carlos A. Ferrer
Name: Carlos A. Ferrer

13 of 14

EXHIBIT B

POWER OF ATTORNEY

Know all by these presents that David A. Freeman does hereby make, constitute and appoint Thomas J. Flynn and Tricia A. Summers, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

By:	/s/ David A. Freeman
Name: David A. Freeman

14 of 14